September 23,
2019

Andrew J. Littlefair
President and Chief Executive Officer
Clean Energy Fuels Corp.
4675 MacArthur Court, Suite 800
Newport Beach, CA 92660

       Re: Clean Energy Fuels Corp.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 12, 2019
           File No. 001-33480

Dear Mr. Littlefair:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Impairment of Goodwill and Long-Lived Assets, page 33

1. Given the recent and continuing decline of your market capitalization, please tell us if you performed an interim goodwill impairment test during the third quarter of fiscal year
       2019. Also tell us if you consider, both on a current and historical basis, your sole reporting unit to be at risk of failing step one of the goodwill impairment test. Please note that a reporting unit is at risk of failing step one of the impairment test if it has a fair value that is not substantially in excess of carrying value. If your reporting unit is not at risk based on your most recent impairment test, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if your reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please
 Andrew J. Littlefair
FirstName LastNameAndrew J. Littlefair
Clean Energy Fuels Corp.
Comapany 23, 2019
September NameClean Energy Fuels Corp.
September 23, 2019 Page 2
Page 2
FirstName LastName
         disclose the following:
           The percentage by which fair value exceeded carrying value as of the date of the most recent test. Please quantify for us this percentage as of your most recent quantitative impairment test;
           A description of the methods and key assumptions used and how the key assumptions were determined;
           A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
           A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Note 4 - Divestitures
BP Transaction, page 68

2. We note that you recognized an approximate $4.8 million "Gain from sale of certain assets of subsidiary" during fiscal 2018 related to the approximate $5.4 million cash payment you received during March 2019 upon the satisfaction of certain performance criteria of the assets sold in the BP Transaction. Please explain to us in reasonable detail how you determined the amount of gain recognized during fiscal 2018. In doing so, tell us the amount of cash payments you made and the number and fair value of common shares you issued to former holders of Clean Energy Renewable Fuels options and how, if at all, such amounts impacted the gain recorded.
SAFE&CEC S.r.l., page 68

3. Please provide us with your fiscal year 2018 income significance test under Rule 3-09 of
         Regulation S-X for your equity method investment in SAFE&CEC S.r.l.. Please ensure that the numerator is calculated based on your proportionate share of the pre-tax income
         (loss) from continuing operations reflected in the separate financial statements of the investee prepared in accordance with U.S. GAAP and that the denominator excludes the portion of your income (loss) before income tax expenses attributable to any non-
         controlling interests in your subsidiaries.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Andrew J. Littlefair
Clean Energy Fuels Corp.
September 23, 2019
Page 3

       You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Andrew Blume,
Staff Accountant at (202) 551-3254 with any questions about the comments, or Jennifer
Thompson, Accounting Branch Chief at (202) 551-3737 with any other questions.



FirstName LastNameAndrew J. Littlefair                 Sincerely,
Comapany NameClean Energy Fuels Corp.
                                                       Division of Corporation
Finance
September 23, 2019 Page 3                              Office of Consumer
Products
FirstName LastName